SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding oil leakage and deflagration accident involving crude oil pipeline of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on November 24, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement

The Board of Directors of China Petroleum & Chemical Corporation and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Early in the morning on November 22, 2013, crude oil pipeline of China Petroleum & Chemical Corporation (hereinafter referred to as the “Company”) located in the Qingdao Economic and Technological Development Zone ruptured, resulting in oil leakage and some crude oil entered into the covered municipal drainage trench and flowed into the frith of the bay area. The Company shut down the oil-transfer operations immediately after the accident and began rescue efforts. On the same day at around 10:30 a.m., deflagration occurred inside the municipal drainage trench, resulting in a major accident causing casualties and  injuries  to  surrounding pedestrians and rescue team. As at 0:00 a.m. on November 24, 2013, the Company was informed that this deflagration accident had caused 48 deaths and 136 injured. The Company expressed its sincere condolences to the victims and extended  its deepest sympathy to the injured persons and their families of this major casualty accident.

The Company regarded this deflagration accident as highly important and the top management rushed to the scene immediately after the accident and organized rescue, search, cleanup work and dealt with the aftermath with comprehensive efforts.

The pipeline that occurred oil leakage was the Donghuang II Pipeline of the Company. The pipeline was completed in construction and put into operation in July 1986 with a diameter of 711 mm. It was 248.52 km long with a capacity of 10 million tonnes per annum.

The Chinese Government had sent an investigation team to fully investigate the cause and related matters of the accident, and the Company will actively cooperate with the relevant investigations.

The Company’s production and operations are currently stable, and the supply of oil products in the market remains stable.

Please visit our website at www.sinopec.com and the Sinopec News website at www.sinopecnews.com.cn for further progress of aftermath treatment of the accident. The Company will fulfill its obligation of information  disclosure  timely  in accordance with the relevant regulatory requirements and in compliance with the laws.

By order of the Board
Huang Wensheng
Secretary to the Board of Directors

November 24, 2013

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: November 25, 2013